UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 11-K



(Mark One):
(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]. For the fiscal year ended December 31, 1997

                                      OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
     For the transition period from                to



                          Commission file no.  2-61045



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


               THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF
                        UNION CARBIDE CORPORATION AND
                      PARTICIPATING SUBSIDIARY COMPANIES




     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           UNION CARBIDE CORPORATION
                             39 OLD RIDGEBURY ROAD
                             DANBURY, CT 06817-0001













       Total number of sequentially numbered pages in this filing including exhibits thereto:  18

                                     INDEX



                                                                         Page

Financial Statements
      Statement of Net Assets Available for Benefits -
            The Savings and Investment Program for Employees of
            Union Carbide Corporation and Participating Subsidiary
            Companies - December 31, 1997 and 1996                       3

      Statement of Changes in Net Assets Available for Benefits -
            The Savings and Investment Program for Employees of
            Union Carbide Corporation and Participating Subsidiary
            Companies - Year Ended December 31, 1997                     4

      Notes to Financial Statements                                     5-9

Supplemental Schedules
      Line 27a - Schedule of Assets Held for Investment Purposes -
            December 31, 1997                                          10-13

      Line 27d - Schedule of Reportable Transactions -
            Year Ended December 31, 1997                                14

Signature                                                               15

Independent Auditors' Report                                            16

Exhibit Index                                                           17

      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
             CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                      As of December 31, 1997 and 1996
                            (millions of dollars)


                                                             1997         1996
                                     ASSETS
Investments:
  Union Carbide Corporation, Common Stock - 5,404,593
    shares and 5,431,967 shares at market value......... $  232.1     $  222.0
  Union Carbide Corporation stock held by the ESOP -
    15,370,245 shares and 16,013,874 shares
      Unallocated.......................................    349.3        386.8
      Allocated.........................................    310.7        267.8
  Praxair, Inc., Common Stock - 1,315,250 shares and
    1,412,764 shares at market value....................     59.2         65.3
  United States Savings Bonds at current redemption
    value...............................................      1.8          1.9
  Short-term securities at market value.................      4.3          4.4
  Fixed Income Fund - 9,062,244 units and
    9,355,071 units - per unit value $79.14 and $74.24..    717.2        694.5
  Fidelity Equity-Income Fund, managed for the Trustee
    by Fidelity Investments - 1,055,978 shares and
    757,680 shares at market value......................     55.4         32.4
  Spartan U.S. Equity Index Fund, managed for the
    Trustee by Fidelity Investments - 2,016,765 shares
    and 1,610,423 shares at market value................     70.6         43.4
  Fidelity Magellan Fund, managed for the Trustee by
    Fidelity Investments - 775,773 shares and 752,646
    shares at market value..............................     73.9         60.7
  Fidelity Contrafund, managed for the Trustee by
    Fidelity Investments - 1,136,953 shares and 850,686
    shares at market value..............................     53.0         35.9
  Fidelity Growth Company Fund, managed for the
    Trustee by Fidelity Investments - 686,565 shares
    and 524,093 shares at market value..................     29.7         21.2
Loans to participants...................................     58.9         55.2
Participants' contributions receivable..................      0.9            -
                Total assets............................ $2,017.0     $1,891.5


                                  LIABILITIES

Amounts payable to participants......................... $    0.3     $    0.8
ESOP loan payable to Union Carbide Corporation..........     79.8         91.5
Other liabilities.......................................      3.0          2.8
                Total liabilities....................... $   83.1     $   95.1

                Net assets available for benefits....... $1,933.9     $1,796.4

The Notes to Financial Statements on pages 5 through 9 should be read in conjunction with this statement.

      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
             CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     For the Year Ended December 31, 1997
                            (millions of dollars)




Investment income:
  Dividends .......................................        $   34.2
  Interest ........................................            51.6
                                                               85.8
Net change in appreciation
  of investments ..................................            42.9
Contributions and deposits:
  Amounts deposited by participating employees ....            49.6
  Amounts contributed by participating employers ..             9.7
                                                               59.3

Allocation of ESOP Stock to participants ..........            58.5

       Net additions ..............................           246.5

Withdrawals .......................................           (87.7)
Administration costs and expenses .................            (2.9)
Interest expense on ESOP loan .....................            (8.4)
Transfers from previous employers' plans ..........             1.9
Allocation of ESOP Stock to participants ..........           (11.9)

Net increase ......................................           137.5

Net assets available for benefits at:
       Beginning of year ..........................         1,796.4

       End of year ................................        $1,933.9


The Notes to Financial Statements on pages 5 through 9 should be read in conjunction with this statement.

      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
             CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                        NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Investments are stated at market value, based upon quoted market prices plus accrued income thereon, except for investments in United States Savings Bonds, which are carried at current redemption value; loans to participants, which are carried at face value, which approximates fair value, and certain investment contracts, which are carried at contract value. Union Carbide Corporation Convertible Preferred Stock which was held by the Employee Stock Ownership Plan ("ESOP"), prior to the conversion by the ESOP Trustee into Union Carbide Corporation Common Stock (see Note 4), was carried at fair value.
Fair value of the Union Carbide Corporation Convertible Preferred Stock was the greater of the market value of Union Carbide Corporation Common Stock or the established floor price of $8.981. Subsequent to the conversion, Union Carbide Corporation Common Stock held by the ESOP is carried at market value. Fixed Income Fund investments consist of investment contracts with banks and insurance companies, government, corporate and international securities and a short-term investment fund of the trustee (see Note 6). Purchases and sales of investments are recorded on the trade date. Unrealized appreciation and depreciation of investments stated at market and fair values is recognized currently in the financial statements.

Participants' accounts are credited with participant contributions and allocations of (a) Union Carbide Corporation (the "corporation" or "UCC") stock held by the ESOP representing company matching contributions and,
(b) investment fund earnings of the Savings and Investment Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies (the "Program"). The allocation of investment fund earnings is based upon a participant's interest in a respective investment fund.

The financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.


Note 2 - Description of the Program

The following brief description of the Program is provided for general information purposes only. Participants should refer to the Summary Plan Description.

Employees may elect to have the corporation pay from 1% to 17 1/2% of their compensation to the Program, subject to certain Internal Revenue Code ("IRC") restrictions (see Note 7). The amounts elected by employees up to 7 1/2% of their compensation are considered basic deductions, while additional amounts from 1/2% to 10% of their compensation are considered supplemental deductions. Basic and supplemental deductions can be made on either an after-tax or a before-tax basis. An employee may also elect to make a supplemental deposit to the Program in cash on an after-tax basis.

Eligible participants receive monthly allocations, based on a weighted average market price of UCC Common Stock, from the unallocated shares of

      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
             CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 2 - Description of the Program (Continued)

UCC stock held by the ESOP (see Note 4). This allocation, equal to 75% of their basic deductions, represents the company matching contribution.

The Program maintains two trusts, one related to the ESOP portion of the program ("ESOP Trust") and one related to the other investments (collectively the "trusts").


Note 3 - Investment Programs

Participants have discretion over, and may invest their basic deductions and their supplemental deductions in 1/2 percentage point increments in any or all of: Union Carbide Corporation Common Stock, United States Savings Bonds, the Fixed Income Fund, the Fidelity Equity-Income Fund, the Spartan U.S. Equity Index Fund, the Fidelity Magellan Fund, the Fidelity Contrafund, the Fidelity Growth Company Fund, or the Discounted (UCC) Company Stock Fund. A participant may invest a supplemental deposit in any of these investment programs except for the Discounted Company Stock Fund.

Investments in Praxair, Inc. ("Praxair") Common Stock are closed to new participants and existing participants are limited to selling and are prohibited from purchasing Praxair Common Stock through the Program. Dividends earned on Praxair Common Stock are reinvested in the Fixed Income Fund.


Note 4 - Employee Stock Ownership Plan

The ESOP is an integral part of the Program. Prior to October 1997, the ESOP Trust owned all of the issued shares of a series of UCC convertible preferred stock ("ESOP Preferred Stock") which it purchased from the corporation with the proceeds from a 15-year 10% loan maturing in 2005 due to the corporation and secured by the shares. In October 1997, the ESOP Trustee exercised its right to convert all of the ESOP Preferred Stock into the corporation's common stock at an exchange rate of one-to-one (together, "ESOP Stock"). The corporation makes contributions to the ESOP trust (see Note 2) and dividend payments on the shares held by the ESOP. In turn, the ESOP trustee makes loan payments of interest and principal. As these payments are made, shares of ESOP Stock are released and available for allocation to eligible participants. Additional shares of ESOP Stock, representing the value of dividends earned on allocated shares, are credited quarterly to participants accounts.

During 1996, the Board of Directors of the corporation authorized an amendment to the ESOP, effective in 1996, to add supplemental allocations of ESOP Stock to eligible employees based upon a profit sharing formula. The supplemental allocations are determined each year based on the corporation's quarterly returns on capital. For the years ended December 31, 1997 and 1996, the supplemental allocations of ESOP Stock totaled $32.4 million and $29.5 million, respectively. These amounts were included in the ESOP allocated balances at December 31, 1997 and 1996, respectively, and were credited to eligible employees' accounts in February of the subsequent year.

      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
             CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 5 - Expenses

Transfer taxes and other costs and expenses, if any, associated with the sale and transfer of UCC Common Stock, including stock held by the ESOP for a participant's account, are deducted from the proceeds or charged to the account. Fees of the trustees and investment managers are paid by the Program. For the year ended December 31, 1997, the Program paid certain administration costs and recordkeeping expenses of the Program. The corporation paid those expenses not borne by the Program.


Note 6 - Fixed Income Fund

The Fixed Income Fund includes two bond portfolios actively managed by Pacific Investment Management Company and Jennison Associates Capital Corporation.
The portfolios consist of government, corporate and international investment grade securities. Pacific Life Insurance Company (previously Pacific Mutual Life Insurance Company) and The Prudential Insurance Company of America were contracted to provide, in most instances, liquidity guarantees ("wrapper insurance") of these two bond portfolios in the event that participant book value withdrawals exceed 5% of the market value of the portfolios at the beginning of the calendar quarter.

The following is a summary of the Fixed Income Fund. Contract value represents original deposits under the contract credited with contractual earnings and charged for withdrawals. The contract value reported for contracts with banks and insurance companies generally approximates fair value.

                   Fund Investments                          Carrying Value
                                                               December 31,
                                                            1997         1996
                                                         (millions of dollars)
Contracts with Banks and Insurance Companies,
  at contract value....................................   $239.9       $273.9

Investments managed by Investment Firms under Wrapper
  Insurance:
    U.S. Government Securities, valued at market.......    215.9        271.5
    Corporate Securities, valued at market.............    183.1        134.8
    International Securities, denominated in
      U.S. dollars, valued at market...................      8.6          6.3
    Commercial Paper and U.S. Treasury Bills...........      0.3          9.8
    Chase Manhattan Bank Enhanced Cash Investment Fund.     20.0          9.1
    Unsettled Purchase and Sale Transactions...........    (43.2)       (35.1)
    Wrapper Insurance..................................     (5.8)         1.6
Total Investments managed by Investment Firms..........    378.9        398.0

Chase Manhattan Bank Enhanced Cash Investment Fund.....     98.4         22.6

Total Fixed Income Fund................................   $717.2       $694.5

The average yield ranged from 6.11% to 8.63% and 4.29% to 9.31% for the years ended December 31, 1997 and 1996, respectively. The crediting interest rates, the fixed rates of return for the contracts, ranged from 5.80% to 7.80% and 5.05% to 9.31% as of December 31, 1997 and 1996, respectively.

        THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
             CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 6 - Fixed Income Fund (Continued)


The crediting interest rates for the contracts with banks and insurance companies are determined at inception of the contracts. For those contracts that provide for fluctuations in their crediting interest rates, the rates are reset annually or daily and are based on an agreed upon method. The crediting interest rates for the investments managed by investment firms under wrapper insurance are reset quarterly and are based on such factors as the individual bond portfolio's book value, duration, market value and current yield. Additionally, the contract with The Prudential Insurance Company of America establishes a minimum crediting interest rate of 2.0% per quarter.


Note 7 - Federal Income Taxes

The corporation has received a determination letter from the Internal Revenue Service dated May 30, 1995 stating that the Program and related trusts are designed in accordance with applicable sections of the IRC. The Program has been amended since receiving the determination letter. However, the Program administrator and the Program's tax counsel believe that the Program is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Participant elective deferrals are subject to the maximum allowed by the IRC for the 401(k) portion of the Program, which in 1997 was $9,500.

Employees are not subject to income tax on their salary reduction contributions to the 401(k) portion of the Program, corporation payments or other accumulations in their accounts until a distribution is made from the Program. Employee after-tax contributions are generally not subject to income tax upon distribution from the Program. An employee may withdraw an amount equal to his/her after-tax contributions made prior to 1987 without incurring any income tax. However, in the case of employee after-tax contributions made after 1986 an employee may exclude from income only the portion of the distribution that bears the same ratio to the total distribution as the employee's after-tax contributions bears to the total value of the employee's account. For employees making deferred contributions to the Program in accordance with IRC Section 401(k), distributions are generally taxed as ordinary income subject to special tax treatment afforded certain distributions that qualify as lump sum distributions under the IRC.


Note 8 - Allocation of Changes in Net Assets Available for Benefits by Investment Program

The allocation of changes in net assets available for benefits by investment program for the year ended December 31, 1997 is as follows:

                            THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
                                   CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                                      NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 8 - Allocation Of Changes in Net Assets Available for Benefits By Investment Program (Continued)

                                                             For the Year Ended December 31, 1997
                                                                     (millions of dollars)
                                                                Dis-            ESOP
                                                              counted           Unal-
                                             Total      UCC   Company   ESOP   located   U.S.    Fixed
                                            Savings   Common   Stock    Allo-    and   Savings  Income
                                            Program    Stock    Fund   cated    Other   Bonds    Fund

Investment income:
  Dividends...............................  $   34.2   $  3.7  $    -  $  5.2   $  7.8  $    -  $    -
  Interest................................      51.6        -       -       -      0.1     0.1    47.7
                                                85.8      3.7       -     5.2      7.9     0.1    47.7
Net change in appreciation
  (depreciation) of investments...........      42.9     10.2     5.2    10.0    (20.7)      -       -
Contributions and deposits:
  Amounts deposited by participating
    employees.............................      49.6      0.9    16.5       -        -     0.1    20.1
  Amounts contributed by participating
    employers.............................       9.7        -       -       -      9.7       -       -
                                                59.3      0.9    16.5       -      9.7     0.1    20.1
Allocation of ESOP Stock to participants..      58.5        -       -    58.5        -       -       -
Loan repayments (including interest)......         -      2.8       -       -        -       -    20.6
       Net additions (deductions).........     246.5     17.6    21.7    73.7     (3.1)    0.2    88.4
Withdrawals...............................     (87.7)    (6.8)   (2.0)  (15.6)       -    (0.1)  (49.2)
Administration costs and expenses.........      (2.9)       -       -       -     (1.3)      -    (1.6)
Interest expense on ESOP loan.............      (8.4)       -       -       -     (8.4)      -       -
Transfers from previous employers' plans..       1.9      0.3       -       -        -       -     0.6
Allocation of ESOP Stock to participants..     (11.9)       -       -       -    (11.9)      -       -
Loans to participants.....................         -     (2.2)   (0.8)   (0.8)       -       -   (21.3)
Transfers among investment programs.......         -     (5.3)  (12.4)  (14.4)       -    (0.2)    5.8
Net increase (decrease)...................     137.5      3.6     6.5    42.9    (24.7)   (0.1)   22.7
Net assets available for benefits at:
  Beginning of year.......................   1,796.4    137.2    84.8   267.8    296.1     1.9   694.5
  End of year.............................  $1,933.9   $140.8  $ 91.3  $310.7   $271.4  $  1.8  $717.2



                                                      Spartan                    Fidel-
                                            Fidelity    U.S.            Fidel-    ity
                                             Equity-  Equity   Fidelity  ity     Growth         Praxair
                                             Income    Index   Magellan Contra- Company         Common
                                              Fund      Fund     Fund    fund     Fund   Loans   Stock

Investment income:
  Dividends...............................   $  2.9   $  1.5    $  4.7  $  5.0  $  2.8  $    -  $  0.6
  Interest................................        -        -         -       -       -     3.7       -
                                                2.9      1.5       4.7     5.0     2.8     3.7     0.6
Net change in appreciation
  (depreciation) of investments...........      8.5     14.4      10.5     4.3     1.6       -    (1.1)
Contributions and deposits:
  Amounts deposited by participating
    employees.............................      2.2      2.1       3.4     2.6     1.7       -       -
  Amounts contributed by participating
    employers.............................        -        -         -       -       -       -       -
                                                2.2      2.1       3.4     2.6     1.7       -       -
Allocation of ESOP Stock to participants..        -        -         -       -       -       -       -
Loan repayments (including interest)......      0.5      0.5       1.2     0.8     0.4   (26.8)      -
       Net additions (deductions).........     14.1     18.5      19.8    12.7     6.5   (23.1)   (0.5)
Withdrawals...............................     (1.7)    (3.0)     (2.4)   (1.8)   (1.0)   (1.7)   (2.4)
Administration costs and expenses.........        -        -         -       -       -       -       -
Interest expense on ESOP loan.............        -        -         -       -       -       -       -
Transfers from previous employers' plans..      0.1      0.2       0.2     0.3     0.2       -       -
Allocation of ESOP Stock to participants..        -        -         -       -       -       -       -
Loans to participants.....................     (0.4)    (0.8)     (1.2)   (0.7)   (0.1)   28.5    (0.2)
Transfers among investment programs.......     10.9     12.3      (3.2)    6.6     2.9       -    (3.0)
Net increase (decrease)...................     23.0     27.2      13.2    17.1     8.5     3.7    (6.1)
Net assets available for benefits at:
  Beginning of year.......................     32.4     43.4      60.7    35.9    21.2    55.2    65.3
  End of year.............................   $ 55.4   $ 70.6    $ 73.9  $ 53.0  $ 29.7  $ 58.9  $ 59.2



                               THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
                                       CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                                   LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                     at December 31, 1997
                                                     (millions of dollars)

Identity of Issuer, Borrower             Description of Investment (Maturity Value in millions of dollars)   Cost  Current Value
* Union Carbide Corporation              Common Stock, Par Value $1.00, Annual Dividend $0.90              $168.3         $232.1
* Union Carbide Corporation              Common Stock (Unallocated), Par Value $1.00, Annual
                                             Dividend $0.90                                                  73.1          349.3
* Union Carbide Corporation              Common Stock (Allocated), Par Value $1.00, Annual
                                             Dividend $0.90                                                 159.5          310.7
  Praxair, Inc.                          Common Stock, Par Value $0.01, Annual Dividend $0.44                15.6           59.2
  United States Government               Series E Savings Bonds, $0.1                                         0.1            0.1
  United States Government               Series EE Savings Bonds, $2.4                                        1.2            1.7
  Fidelity Investments                   Equity-Income Fund                                                  35.5           55.4
  Fidelity Investments                   Spartan U.S. Equity Index Fund                                      39.2           70.6
  Fidelity Investments                   Magellan Fund                                                       41.0           73.9
  Fidelity Investments                   Contrafund                                                          37.6           53.0
  Fidelity Investments                   Growth Company Fund                                                 22.7           29.7
  Chase Manhattan Bank                   Enhanced Cash Investment Fund, Interest Rate 5.325%, $4.3            4.3            4.3
* Participant Loans                      6.20% - 9.40%, Various Maturity Dates, $58.9                           -           58.9


  Fixed Income Fund
  (Where no interest rate is stated, rate is floating.)

    Contracts with Insurance Companies:

    Metropolitan Life Insurance Company  Contract No. 1583, 7.35%, $27.1                                    $27.1          $27.1
    Continental Assurance Company        Contract No. GP-13088-006, 7.80%, Due 2/6/98, $42.5                 42.5           42.5
    Continental Assurance Company        Contract No. GP-24019-006, 6.69%, Due 10/28/99, $65.7               65.7           65.7
    John Hancock Mutual Life Ins. Co.    Contract No. 7937 GAC, 6.11%, Due 7/1/98, $53.1                     53.1           53.1
    AUSA Life Insurance Company          Contract No. UDA00001FR, 6.44%, Due 7/14/00, $51.5                  51.5           51.5
        Total Contracts with Insurance Companies                                                           $239.9         $239.9


    United States Government Securities:

    United States Government             U.S. Treasury Bond, 0.00%, Due 10/06/01, $2.8                       $2.2           $2.2
    United States Government             U.S. Treasury Note, 0.00%, Due 11/15/01, $21.9                      17.5           17.6
    United States Government             U.S. Treasury Bond, 12.00%, Due 8/15/13, $6.2                        9.0            9.5
    United States Government             Student Loan Marketing Assn MTN, 9.40%, Due 5/31/02, $1.1            1.2            1.2
    United States Government             Tennessee Valley Authority Note, 6.235%, Due 7/15/45, $6.0           6.0            6.4
    United States Government             U.S. Treasury Note, 7.50%, Due 11/15/01, $11.0                      11.6           11.8
    United States Government             U.S. Treasury Note, 7.75%, Due 11/30/99, $13.2                      13.8           13.8
    United States Government             U.S. Treasury Note, 7.875%, Due 8/15/01, $4.9                        5.2            5.5
    United States Government             U.S. Treasury Note, 6.25%, Due 5/31/99, $4.0                         4.1            4.1
    United States Government             GNMA, 5.00%, Due 1/15/28, $7.7                                       7.6            7.6
    United States Government             FHLMC Multiclass, 6.00%, Due 2/15/09, $3.2                           2.9            3.2
    United States Government             FHLMC Multiclass, 9.00%, Due 12/15/05, $0.8                          0.9            0.9
    United States Government             FNMA Gtd Remic Pass, 6.00%, Due 9/25/07, $2.5                        2.1            2.5
    United States Government             FNMA Pass-Through Certificate 379701, 7.00%, Due 5/1/27, $3.7        3.6            3.7
    United States Government             FNMA Gtd Remic Pass, Due 9/17/07, $2.5                               2.5            2.6
    United States Government             U.S. Treasury Note, 6.50%, Due 10/15/06, $9.4                        9.8            9.9
    United States Government             GNMA TBA, 6.50%, Due 1/15/28, $0.6                                   0.6            0.6
    United States Government             GNMA 080022, 6.00%, Due 12/20/26, $3.8                               3.8            3.9
    United States Government             GNMA 008089, 6.875%, Due 12/20/22, $5.1                              5.1            5.2
    United States Government             GNMA 008830, 6.00%, Due 3/20/26, $1.8                                1.8            1.9
    United States Government             GNMA 008909, 5.00%, Due 5/20/26, $4.8                                4.5            4.8
    United States Government             GNMA 008781, 6.00%, Due 1/20/26, $2.9                                2.9            3.0
    United States Government             GNMA 008863, 4.50%, Due 5/20/26, $5.7                                5.4            5.7
    United States Government             GNMA 008913, 7.00%, Due 7/20/26, $4.3                                4.3            4.5
    United States Government             GNMA TBA, 7.50%, Due 1/15/28, $1.7                                   1.8            1.8
    United States Government             FHLMC Multiclass, 9.05%, Due 6/15/19, $1.1                           1.1            1.1
    United States Government             FHLMC Multiclass, 6.40%, Due 12/15/17, $5.2                          5.2            5.2
    United States Government             FHLMC Multiclass, 6.50%, Due 7/15/21, $6.1                           5.6            6.0
    United States Government             FHLMC Multiclass, 7.00%, Due 9/15/21, $6.5                           2.3            0.7


*	Party-in-interest to the Program.






                                          - 10 -

                                THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
                                       CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                              LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)
                                                     at December 31, 1997
                                                     (millions of dollars)


Identity of Issuer, Borrower             Description of Investment (Maturity Value in millions of dollars)   Cost  Current Value

    United States Government             FHLMC Multiclass, 7.00%, Due 8/15/22, $1.5                           1.5            1.5
    United States Government             FHLMC 846183, Due 1/1/24, $5.1                                       5.2            5.3
    United States Government             FHLMC Gold C80374, 8.00%, Due 1/1/26, $0.2                           0.2            0.2
    United States Government             FHLMC Gold D60672, 8.00%, Due 6/1/25, $0.1                           0.1            0.1
    United States Government             FHLMC Gold D62854, 8.00%, Due 8/1/25, $0.1                           0.1            0.1
    United States Government             FHLMC MMP 1689-L, Due 3/15/24, $0.2                                  0.2            0.2
    United States Government             FNMA Pass-Through Certificate 0029139, Due 7/1/26, $0.9              0.9            0.9
    United States Government             FNMA Pass-Through Certificate 0054844, Due 9/1/27, $0.2              0.2            0.2
    United States Government             FNMA Pass-Through Certificate 0060680, Due 2/1/28, $0.6              0.6            0.6
    United States Government             FNMA Pass-Through Certificate 0062688, Due 5/1/28, $1.8              1.8            1.8
    United States Government             FNMA Pass-Through Certificate 0067694, Due 10/1/28, $0.8             0.8            0.8
    United States Government             FHLMC TBA Gold, 7.00%, Due 1/15/28, $7.6                             7.6            7.7
    United States Government             FHLMC TBA Gold, 6.50%, Due 2/15/28, $3.0                             3.0            3.0
    United States Government             FHLMC TBA Gold, 7.00%, Due 2/15/28, $11.5                           11.5           11.6
    United States Government             FNMA Gtd Remic Pass, 7.00%, Due 11/25/06, $1.1                       0.2            0.1
    United States Government             FNMA Gtd Remic Pass, 8.00%, Due 7/25/20, $1.4                        1.4            1.4
    United States Government             FNMA Gtd Remic Pass, 8.00%, Due 12/25/06, $7.8                       8.3            8.2
    United States Government             FNMA Pass-Through Certificate 0013205, 9.078%, Due 7/1/25, $1.9      1.9            1.9
    United States Government             FNMA Pass-Through Certificate 0070713, 9.00%, Due 1/1/98, $0.1       0.1            0.1
    United States Government             FNMA Pass-Through Certificate 0072163, 9.164%, Due 2/1/28, $0.9      0.9            0.9
    United States Government             FNMA Pass-Through Certificate 041732, Due 2/1/27, $0.5               0.5            0.5
    United States Government             FNMA Pass-Through Certificate 047935, Due 5/1/27, $0.4               0.4            0.4
    United States Government             FNMA Pass-Through Certificate 291254, Due 8/1/24, $0.9               0.9            0.9
    United States Government             FNMA Pass-Through Certificate 300309, 5.875%, Due 12/1/24, $2.1      2.1            2.1
    United States Government             FNMA Pass-Through Certificate 303298, Due 1/1/25, $2.4               2.4            2.5
    United States Government             FNMA Gtd Remic Pass, 6.50%, Due 7/18/12, $10.2                      10.2           10.3
    United States Government             FHA Project, 9.68%, Due 2/1/24, $0.1                                 0.1            0.1
    United States Government             FHA Project, 7.46%, Due 8/25/23, $5.4                                5.4            5.6
        Total Government Securities                                                                        $212.9         $215.9


    Corporate Securities:

    Columbia University                  Medium Term Note, 8.65%, Due 2/21/03, $0.8                          $0.9           $0.9
    Advanta Credit Card Master Trust     Asset Backed Security 96-A, 6.00%, Due 11/15/05, $2.2                2.2            2.2
    Advanta Mortgage Loan Trust          Asset Backed Security 94-1, 6.30%, Due 7/25/25, $1.7                 1.7            1.7
    Associates Corp. N.A.                Note, 6.625%, Due 5/15/01, $1.9                                      1.9            1.9
    BankAmerica                          Asset Backed Security, 6.195%, 6/10/10, $3.7                         3.7            3.7
    Beneficial Corp.                     Medium Term Note, 6.60%, Due 6/22/01, $2.9                           2.9            3.0
    CIT Group Holdings Inc.              Medium Term Sr. Note, 7.125%, Due 6/17/02, $1.6                      1.6            1.6
    First NBC Credit Card Master Trust   Asset Backed Security, 6.15%, Due 9/15/04, $3.8                      3.7            3.8
    Ford Credit Auto Loan Master Trust   Bond, 5.50%, Due 2/15/03, $5.0                                       5.0            5.0
    Ford Credit Auto Owner Trust         Bond, 6.30%, Due 1/15/01, $4.0                                       4.0            4.0
    Ford Credit Auto Owner Trust         Bond, 5.95%, Due 1/15/00, $7.0                                       7.0            7.0
    Ford Motor Credit Co.                Medium Term Note, 6.11%, Due 12/28/01, $3.2                          3.1            3.3
    Ford Motor Credit Co.                Bond, 7.00%, Due 9/25/01, $2.6                                       2.5            2.7
    General Electric Cap. Corp.          Medium Term Note, 5.13%, Due 4/1/04, $1.8                            2.0            2.0
    GMAC                                 Medium Term Note, 6.25%, Due 1/11/00, $4.0                           4.0            4.1
    Green Tree Financial Corp.           Asset Backed Security, 6.42%, Due 5/15/29, $2.9                      2.9            2.9
    IBM Credit                           Receivables Lease Asset Trust, 4.55%, Due 11/15/00, $0.1             0.1            0.1
    LB Mortgage Trust                    Mortgage Pass-Through Certificate 1992-1, 7.809%, Due 1/15/09, $2.3  2.3            2.4
    MBNA Master Credit Card Trust        Asset Backed Security, 6.55%, Due 1/15/07, $4.2                      4.2            4.3
    Metris Master Trust                  Asset Backed Security, 6.87%, Due 10/20/05, $2.7                     2.7            2.8
    Nynex Corp.                          Debenture, 9.55%, Due 5/1/10, $1.4                                   1.4            1.6
    Penn. Power & Light Co.              First Mortgage, 6.00%, Due 6/1/00, $4.5                              4.5            4.5
    PNC Student Loan Trust               Asset Backed Security, 6.728%, Due 1/25/07, $1.0                     1.0            1.0
    Sears Roebuck Accep. Corp.           Medium Term Note, 6.80%, Due 10/09/02, $1.9                          1.9            2.0
    Xerox Corp.                          Medium Term Note, 5.875%, Due 6/15/37, $1.9                          1.9            1.9
    Xerox Corp.                          Medium Term Note, 5.91%, Due 4/1/37, $4.5                            4.5            4.6
    AT&T Cap. Corp.                      Medium Term Note, 6.26%, Due 2/18/99, $3.7                           3.7            3.8
    AT&T Cap. Corp.                      Medium Term Note, Due 4/17/98, $0.6                                  0.6            0.6
    Capital One Bank                     Medium Term Bank Note, 6.43%, Due 6/29/98, $5.4                      5.4            5.4

* Party-in-interest to the Program.







                                          - 11 -

                                THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
                                       CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                              LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)
                                                     at December 31, 1997
                                                     (millions of dollars)


Identity of Issuer, Borrower             Description of Investment (Maturity Value in millions of dollars)   Cost  Current Value

    AT&T Cap. Corp.                      Medium Term Note, 6.02%, Due 12/1/98, $2.6                           2.6            2.7
    AMR Corp.                            Debenture, 10.00%, Due 2/1/01, $0.3                                  0.3            0.3
    AMR Corp.                            Medium Term Note, 9.125%, Due 10/24/01, $1.3                         1.4            1.4
    Chrysler Financial Corp.             Medium Term Note, 5.60%, Due 1/21/99, $1.5                           1.5            1.6
    Commonwealth Edison Co.              First Mortgage S-79, 9.125%, Due 10/15/21, $1.0                      1.1            1.1
    CWMBS, Inc.                          Mortgage Pass-Through Certificate, 6.375%, Due 3/25/24, $2.2         2.1            2.2
    DLJ Mortgage Accept. Corp.           Mortgage Pass-Through Certificate, Due 12/25/22, $1.5                1.6            1.6
    Ford Motor Credit Co.                Medium Term Note, Due 8/14/00, $5.0                                  5.0            5.1
    Ford Motor Credit Co.                Medium Term Note, Due 11/9/98, $2.2                                  2.2            2.2
    GE Cap. Mtg. Svc., Inc.              Mortgage Pass-Through Certificate, 6.50%, Due 4/25/24, $1.6          1.6            1.7
    GE Cap. Mtg. Svc., Inc.              Mortgage Pass-Through Certificate, 7.50%, Due 3/25/19, $0.5          0.5            0.5
    GE Cap. Mtg. Svc., Inc.              Mortgage Pass-Through Certificate, 8.00%, Due 7/25/23, $2.0          2.1            2.1
    GMAC                                 Medium Term Note, Due 3/3/99, $4.5                                   4.5            4.5
    Greenwich Cap. Accept., Inc.         Mortgage Pass-Through Certificate, Due 1/25/23, $0.7                 0.7            0.7
    Housing Secs. Inc.                   Mortgage Pass-Through Certificate, 6.50%, Due 7/25/09, $9.5          9.4            9.5
    Lehman Brothers Holdings Inc.        Medium Term Note, 6.84%, Due 1/14/99, $3.0                           3.0            3.1
    Lehman Brothers Holdings Inc.        Senior Note, Due 5/16/98, $3.5                                       3.0            3.4
    Merrill Lynch & Co.                  Medium Term Note, Due 1/14/99, $6.0                                  5.9            6.0
    Reilly Mortgage Associates LLP       FHA Partnership Certificate, 7.45%, Due 10/1/23, $1.4                1.4            1.5
    Reilly Mortgage Associates LLP       Pass-Through Certificate, Due 2/1/23, $1.7                           1.7            1.8
    Residential Fndg Mtg. Sec. I, Inc.   Mortgage Pass-Through Certificate, 7.50%, Due 6/25/27, $7.7          7.7            7.8
    Residential Fndg Mtg. Sec. I, Inc.   Mortgage Pass-Through Certificate, 8.00%, Due 12/25/22, $3.1         3.1            3.1
    Resolution Trust Corporation         Mortgage Pass-Through Security, 7.25%, Due 10/25/23, $2.0            2.0            2.0
    Resolution Trust Corporation         Mortgage Pass-Through Security, Due 1/25/20, $1.3                    1.3            1.3
    Resolution Trust Corporation         Mortgage Pass-Through Security, 7.25%, Due 10/25/23, $0.2            0.3            0.3
    Resolution Trust Corporation         Mortgage Pass-Through Security, 7.50%, Due 8/25/23, $0.3             0.3            0.3
    RJR Nabisco, Inc.                    Note, 8.625%, Due 12/1/02, $8.5                                      8.6            9.1
    Ryland Accept. Corp.                 Collateralized Mortgage Bond, 9.00%, Due 1/20/19, $4.8               5.0            4.9
    Ryland Mortgage Sec. Corp.           Collateralized Mortgage Bond, 8.10%, Due 6/25/23, $2.3               2.4            2.4
    Salomon Brothers Mtg. Secs. VII      Mortgage Pass-Through Certificate, 7.20%, Due 8/25/23, $3.2          3.3            3.3
    Salomon, Inc.                        Medium Term Senior Note, Due 4/5/99, $2.5                            2.5            2.5
    Salomon, Inc.                        Medium Term Senior Note, 6.36%, Due 4/1/98, $2.0                     2.0            2.0
    Sears Mortgage Sec. Corp.            Mortgage Pass-Through Certificate, Due 4/25/23, $1.1                 1.0            1.1
    TCI Communications Inc.              Medium Term Note, Due 4/3/02, $1.5                                   1.5            1.5
    Time Warner, Inc.                    Debenture, 8.11%, Due 8/15/06, $0.6                                  0.5            0.7
    Time Warner, Inc.                    Debenture, 8.18%, Due 8/15/07, $0.6                                  0.5            0.7
    Time Warner, Inc.                    Note, 7.975%, Due 8/15/04, $0.3                                      0.3            0.3
    Waste Management                     Note, 6.625%, Due 7/15/02, $1.9                                      1.9            2.0
        Total Corporate Securities                                                                         $179.1         $183.1


    International Securities, denominated in U.S. dollars:

    Province of Ontario, Canada          Note, 8.00%, Due 10/17/01, $1.8                                     $2.0           $2.0
    Province of Quebec, Canada           Medium Term Note, 6.29%, Due 3/6/26, $2.8                            2.8            2.9
    Province of Quebec, Canada           Medium Term Note, 5.735%, Due 3/2/26, $3.5                           3.5            3.7
        Total International Securities                                                                       $8.3           $8.6


    Cash Equivalents:

    United States Government             U.S. Treasury Bill, Due 3/12/98, $0.2                               $0.2           $0.2
    United States Government             U.S. Treasury Bill, Due 4/16/98, $0.1                                0.1            0.1
        Total Cash Equivalents                                                                               $0.3           $0.3

    Chase Manhattan Bank                 Enhanced Cash Investment Fund, Interest Rate 5.325%, $118.4       $118.4         $118.4


    Unsettled Purchase and Sale Transactions:

    United States Government             GNMA, 5.50%, Due 7/1/27                                             $9.2           $9.2
    United States Government             U.S. Treasury Note, 0.00%, Due 11/15/01                             (7.4)          (7.4)


* Party-in-interest to the Program.






                                          - 12 -

                                THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
                                       CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                              LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)
                                                     at December 31, 1997
                                                     (millions of dollars)


Identity of Issuer, Borrower             Description of Investment (Maturity Value in millions of dollars)   Cost  Current Value

    United States Government             GNMA, 5.50%, Due 7/1/27                                             (9.2)          (9.2)
    United States Government             GNMA, 5.00%, Due 1/15/28                                            (7.6)          (7.6)
    United States Government             FHLMC 846183, Due 1/1/24                                             0.2            0.2
    United States Government             FHLMC TBA Gold, 6.50%, Due 1/15/28                                   3.0            3.0
    United States Government             GNMA TBA, 8.50%, Due 1/15/28                                         3.7            3.7
    United States Government             U.S. Treasury Note, 6.50%, Due 10/15/06                              0.1            0.1
    United States Government             FHLMC TBA Gold, 7.00%, Due 1/15/28                                  (7.6)          (7.6)
    United States Government             FHLMC TBA Gold, 6.50%, Due 1/15/28                                  (3.0)          (3.0)
    United States Government             U.S. Treasury Note, 6.50%, Due 10/15/06                             (3.9)          (3.9)
    United States Government             GNMA TBA, 6.50%, Due 1/15/28                                        (0.6)          (0.6)
    United States Government             GNMA TBA, 8.50%, Due 1/15/28                                        (3.7)          (3.7)
    United States Government             GNMA TBA, 7.50%, Due 1/15/28                                        (1.8)          (1.8)
    United States Government             FHLMC TBA Gold, 7.00%, Due 2/15/28                                  (8.0)          (8.0)
    United States Government             FHLMC TBA Gold, 7.00%, Due 2/15/28                                  (3.5)          (3.5)
    United States Government             FHLMC TBA Gold, 6.50%, Due 2/15/28                                  (3.0)          (3.0)
    Ryland Accept. Corp.                 Collateralized Mortgage Bond, 9.00%, Due 1/20/19                    (0.1)          (0.1)
        Total Unsettled Purchase and Sale Transactions                                                     ($43.2)        ($43.2)

        Total Fixed Income Fund (exclusive of $5.8 million wrapper insurance)                              $715.7         $723.0

        GRAND TOTALS                                                                                     $1,313.8       $2,021.9



* Party-in-interest to the Program.



      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
             CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                Line 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1997
                              (millions of dollars)


Identity of                                  Purchase   Cost of     Current
Party Involved                               Price      Asset       Value

Description                                  Selling    Expense     Net Gain
of Asset                                     Price      Incurred    (Loss)

Series of transactions in the same security:

Chase Manhattan Bank                         $  1.00     $ 660.3     $ 660.3
Enhanced Cash Investment Fund                    n/a           -         n/a

Chase Manhattan Bank                             n/a       569.3       569.3
Enhanced Cash Investment Fund                   1.00           -           -

Union Carbide Corporation                  40.50 -  56.81   89.8        89.7
Common Stock                                     n/a         0.1         n/a

Union Carbide Corporation                        n/a        65.0        92.3
Common Stock                               41.37 -  56.12    0.1        27.2

U.S. Government                           103.23 - 106.63   69.6        69.6
Treasury Note, 7.50%, Due 11/15/01               n/a           -         n/a

U.S. Government                                  n/a        58.0        57.8
Treasury Note, 7.50%, Due 11/15/01        102.73 - 105.91      -        (0.2)


n/a = not applicable

                                     SIGNATURE





      Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Program has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.








                                The Savings and Investment Program for
                                Employees of Union Carbide Corporation
                                and Participating Subsidiary Companies





Date: June 22, 1998             By:        /s/John K. Wulff
                                Name:      JOHN K. WULFF
                                Title:     Vice-President, Chief
                                           Financial Officer
                                           and Controller
                                           Union Carbide Corporation

                           Independent Auditors' Report


To the Program Administrators of The Savings and Investment
Program for Employees of Union Carbide Corporation and
Participating Subsidiary Companies:

We have audited the accompanying statement of net assets available for benefits of The Savings and Investment Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies ("the Program") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Program are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Program's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                               /s/KPMG PEAT MARWICK LLP

Stamford, Connecticut
June 12, 1998

                                   EXHIBIT INDEX




Exhibit                                                             Page
  No.                       Exhibit                                  No.


  23       Independent Auditors' Consent                             18